Mail Stop 4561

      							September 29, 2005

Mr. Jerry R. Engle
President and Chief Executive Officer
Lincoln Bancorp
1121 East Main Street
Plainfield, Indiana 46168-0510

	Re:	Lincoln Bancorp
		Form 10-K for the Fiscal Year Ended December 31, 2004 Form 10-Q for the Fiscal Quarter Ended March 31, 2005 Form 10-Q for the Fiscal Quarter Ended June 30, 2005
      File No. 000-25219

Dear Mr. Engle:

		We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Item 9A.  Controls and Procedures, page 36

1. We note that your Chief Executive Officer and Treasurer have concluded your disclosure controls and procedures are effective "to the best of their knowledge" and "except as provided below".
Given
the exceptions noted, it remains unclear whether your Chief
Executive
Officer and Treasurer have concluded that your disclosure controls and procedures are effective as of December 31, 2004. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your Chief Executive Officer and Treasurer on the effectiveness of your disclosure controls and procedures. You should not qualify your statement that your disclosure controls and procedures are effective by the additional statement, "except as
provided in the next paragraph."   That is to say they are
effective
except to the extent they are not effective. We refer you to Exchange
Act Rule 13a-15, Item 307 of Regulation S-K and SEC Release No.
33-
8238.

2. In light of the fact that a material weakness existed with respect to the lack of timely reconciliation of your primary correspondent account, disclose in reasonable detail the basis for your officers` conclusions that your disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report. Further, disclose in greater detail the nature of the material weakness identified in your disclosure. In this regard, also revise to disclose the specific steps that you have taken to remediate the material weakness.

3. We note your disclosure that, "there have been no significant changes in the Holding Company`s internal controls or in other factors that could significantly affect the internal controls, including any corrective action with regard to material weaknesses, other than the matter disclosed in the paragraph above." Revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

4. We note the effectiveness of your disclosure controls and procedures were evaluated by your Treasurer instead of a Chief Financial Officer. Tell us whether your Treasurer would be considered a principal financial officer or person performing similar functions and evaluated your disclosure controls and procedures in absence such persons. If this is correct, revise your disclosure to clarify. If not, explain why your Chief Financial Officer did not evaluate the effectiveness of your disclosure controls and procedures. We refer you to Exchange Act Rule 13a-15(b) (2) (c).

5. Your disclosure states that the evaluation of the effectiveness of the disclosure controls and procedures was performed on the holding company. Tell us whether this evaluation included determining the effectiveness of the disclosure controls and procedures for the consolidated company, including any subsidiaries of the holding company.

Exhibit 13: 2004 Annual Report

Note 4: Investment Securities, pages 30-31

6. We note that you have recognized $868,000 and $974,000 of unrealized losses on your investment securities as of December 31, 2004 and 2003, respectively. We further note that $663,000 and $821,000 of these unrealized losses have been in a loss position for greater than 12 months at December 31, 2004 and 2003, respectively.
Considering these securities have been in a loss position for greater than 12 months at each period end, tell us how you considered SFAS 115, paragraph 16, EITF 03-1 and SAB 59 in determining that these unrealized losses were temporary. Please provide the requested analysis on all significant components of your federal agencies and corporate obligations securities on an individual basis. Further, based on your disclosures in your June 30, 2005 Form 10-Q, we note you recognized $292,420 of losses on investment securities during the quarter. Explain how you determined that these losses were other-than-temporary in this period. Also, tell us the amount of unrealized losses that have been in a loss position for greater than
12 months as of June 30, 2005.

Note 7: Investments in Limited Partnerships, page 32

7. We note that you have accounted for your 99% limited partnership in Bloomington Housing Associates L.P. using the equity method. Please explain how you evaluated FIN 46(R) in determining that this limited partnership is not subject to consolidation according the provisions of this Interpretation. As part of your response, please address the following.
* Tell us how you evaluated paragraph 5 of FIN 46(R) in concluding whether the limited partnership is a variable interest entity under this Interpretation. Please provide a complete analysis of this provision as it relates to your limited partnership and be as detailed as possible in your response.
* Tell us the structure of the limited partnership. In this respect, clarify all parties involved in this partnership and the nature of your relationship with each party. Specifically, identify the general partner and whether there are any other limited or operational partners in this partnership.
* Clarify the general partner`s interest in the partnership and whether the general partner has an equity investment at risk in the partnership.
* Tell us whether the partnership paid any syndication fees, acquisition fees, or development fees to the general partner.
* Clarify whether you have protective and/or substantive participating rights in the partnership as defined by EITF 96-16. In this respect, also clarify who performs the day-to-day management of the operations of the partnership.
* If you have determined that your investment in the limited partnership is a variable interest entity, explain how you evaluated paragraph`s 14 and 15 of FIN 46(R) to determine the primary beneficiary.
* Notwithstanding your analysis under FIN 46(R), please explain how you concluded that you do not control the partnerships in light of your 99 percent ownership interest. Refer to paragraph 10 of SOP 78-
9. Please include a summary of your rights and obligations compared to those of the general partner in your response.





Form 10-Q for the Quarterly Period Ended June 30, 2005

Item 4.  Controls and Procedures, page 18

8. We note your disclosure here and on page 15 of your Form 10-Q for the quarterly period ended March 31, 2005 that your officers` have concluded that your "disclosure controls and procedures were adequate". Based on this disclosure, it does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures.

9. We note that your disclosure controls and procedures "are designed to ensure that material information relating to the Company would be made known to such officers by others within the Company on a timely basis" in this filing and page 15 of your Form 10-Q for the quarterly period ended March 31, 2005. Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective in ensuring that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in the Commissions rules and forms. We refer you to Exchange Act Rule 13a-15(b) (2) (e).

10. We note that your disclosure that there "were no significant changes in the Company`s internal control" here and on page 15 of your Form 10-Q for the quarterly period ended March 31, 2005. Explain how your certifying officers` made this determination considering the material weakness identified in your December 31, 2004 Form 10-K. Clarify why any changes implemented to remediate your material weakness were not considered significant.

*****

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Christopher White, Staff Accountant, at (202) 551-3461 or me at (202) 551-3226 if you have any questions regarding our comments on the financial statements and related matters.


								Sincerely,


								Craig Wilson
								Senior Assistant Chief
Accountant


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Mr. Jerry R. Engle
Lincoln Bancorp
September 29, 2005
page 1